

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2018

Michael Gravelle
Executive Vice President, General Counsel and Corporate Secretary
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

> **Re: Fidelity National Financial, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 12, 2018**
> **File No. 333-225287**

Dear Mr. Gravelle:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2018 letter.

Registration Statement on Form S-4/A

The Mergers
Background of the Mergers, page 65

1. We acknowledge your revised disclosure in response to prior comment 1. However, please further expand your disclosure to provide a more detailed explanation for why the Stewart board determined that Stewart should consider strategic alternatives.

2. Please expand your revised disclosures in response to prior comment 7 to discuss in more detail the board's views and considerations of the strategic alternatives available to Stewart, including remaining as an independent company.

<u>Material U.S. Federal Income Tax Consequences of the Mergers, page 106</u>

3.   We acknowledge your revised disclosures in response to prior comment 8. Please further revise to remove language stating that "generally" certain tax consequences will apply and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given.

        Please contact Dorrie Yale at 202-551-8776 or Irene Paik at 202-551-6553 with any questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Sachin Kohli